--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 5
                                       TO
                                 SCHEDULE 13E-3


                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              GLEASON CORPORATION

                                (Name of Issuer)
                         ------------------------------

                              GLEASON CORPORATION
                         TORQUE ACQUISITION CO., L.L.C.

                     JAMES S. GLEASON                                              EDWARD J. PELTA
                      DAVID J. BURNS                                               JOHN W. PYSNACK
                     JOHN J. PERROTTI                                              GARY J. KIMMET
     JOHN J. PERROTTI AS CUSTODIAN FOR JASON PERROTTI          JOHN J. PERROTTI AS CUSTODIAN FOR CHRISTINE J. PERROTTI
       UNDER THE NEW YORK UNIFORM GIFT TO MINORS ACT                UNDER THE NEW YORK UNIFORM GIFT TO MINORS ACT

                         ------------------------------

                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (Title of Class of Securities)

                                  377339 10 6

                     (CUSIP Number of Class of Securities)
                         ------------------------------

                             EDWARD J. PELTA, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              GLEASON CORPORATION
                             1000 UNIVERSITY AVENUE
                                 P.O. BOX 22970
                           ROCHESTER, NEW YORK 14692
                           TELEPHONE: (716) 473-1000

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                         ------------------------------

                     COPY TO:                                              AND TO:
               BLAINE V. FOGG, ESQ.                               DAVID L. FINKELMAN, ESQ.
     SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                   STROOCK & STROOCK & LAVAN LLP
                 919 THIRD AVENUE                                      180 MAIDEN LANE
             NEW YORK, NEW YORK 10022                             NEW YORK, NEW YORK 10038
             TELEPHONE: (212) 735-3000                            TELEPHONE:(212) 806-5400

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

This statement is filed in connection with (check the appropriate box):

a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.

c. / / A tender offer.

d. / / None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. /X/

                           CALCULATION OF FILING FEE:

                   TRANSACTION VALUATION                                        AMOUNT OF FILING FEE*
                       $193,509,856                                                    $38,702

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumed the purchase of 8,413,472 shares of common stock, par value $1.00 per share (the "Shares"), of Gleason Corporation, a Delaware corporation (the "Company"), at a price of $23.00 per Share in cash. As of November 30, 1999, there were 9,589,195 Shares issued and outstanding. Certain stockholders of the Company, owning in the aggregate (1) 1,458,983 Shares and (2) 472,322 unexercised options to acquire Shares under various employee stock option plans of the Company as of November 30, 1999, agreed not to tender their Shares (which in the aggregate total 1,931,305 Shares, including Shares underlying options) pursuant to the Offer, which led to a calculation of a maximum of 8,413,472 Shares available to be tendered pursuant to the Offer, equal to the number of Shares outstanding on a fully diluted basis as of November 30, 1999 less the aggregate number of Shares and options to acquire Shares owned by the non-tendering stockholders. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $38,702         Filing Party:  Torque Acquisition Co., L.L.C.
Form or Registration No.:  Schedule 14D-1  Date Filed:    December 15, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION


    This Amendment No. 5 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") is being filed by Gleason Corporation, a Delaware corporation (the "Company"), the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, Torque Acquisition Co., L.L.C., a Delaware limited liability company and wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Acquisition Company"), and certain stockholders of the Company. This transaction statement relates to the Agreement and Plan of Merger, dated as of December 8, 1999 (the "Merger Agreement"), among the Company, Acquisition Company, and Torque Merger Sub, Inc., a wholly owned subsidiary of Acquisition Company ("Merger Subsidiary"), pursuant to which Merger Subsidiary will be merged with and into the Company, with the Company as the surviving corporation.


    Under the terms and subject to the conditions of the Merger Agreement, each outstanding share of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), other than (i) Shares held by the Company or its subsidiaries, (ii) Shares held by Acquisition Company or Merger Subsidiary or their affiliates, (iii) certain Shares held by the Gleason Foundation, (iv) certain Shares held by James S. Gleason, Chairman and Chief Executive Officer of the Company, (v) Shares held by the Continuing Stockholders (as defined in the Proxy Statement) who entered into the Stockholders' Agreement (as defined in the Proxy Statement), and
(vi) Shares held by dissenting stockholders who properly exercise and perfect their dissenters' rights under Delaware law, will be converted into the right to receive $23.00 in cash, without interest thereon.


    Concurrently with the filing of this transaction statement, the Company is filing with the Securities and Exchange Commission a preliminary proxy statement on Schedule 14A (the "Proxy Statement") relating to a special meeting of stockholders of the Company (the "Special Meeting") at which the stockholders of the Company will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (d)(11), and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement.


    The Cross Reference Sheet herein is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement that responds to each item of this statement. The information in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated by reference to this transaction statement, and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. The Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this statement shall have the meanings given to them in the Proxy Statement.

                             CROSS REFERENCE SHEET
             (PURSUANT TO GENERAL INSTRUCTION F TO SCHEDULE 13E-3)


     ITEM NUMBER AND CAPTION                       LOCATION IN SCHEDULE 14A PROXY STATEMENT
     -----------------------                      -------------------------------------------
  1  ISSUER AND CLASS OF SECURITY SUBJECT TO THE
     TRANSACTION.

     (a)........................................  Cover Page

     (b)........................................  "SUMMARY" and "THE SPECIAL MEETING--Record
                                                  Date; Voting Rights."

     (c)-(d)....................................  "MARKET PRICE DATA AND DIVIDENDS."

     (e)........................................  Not applicable.

     (f)........................................  *

  2  IDENTITY AND BACKGROUND.

     (a)-(g)....................................  "INFORMATION CONCERNING THE COMPANY" and
                                                  "INFORMATION CONCERNING VESTAR, ACQUISITION
                                                  COMPANY, MERGER SUBSIDIARY AND CERTAIN
                                                  AFFILIATES."

  3  PAST CONTACTS, TRANSACTIONS OR
     NEGOTIATIONS.

     (a)-(b)....................................  "SUMMARY," "SPECIAL FACTORS--Background of
                                                  the Merger," "SPECIAL FACTORS--Purpose and
                                                  Structure of the Transactions," "SPECIAL
                                                  FACTORS--Plans for the Company after the
                                                  Merger," "SPECIAL FACTORS--Interests of
                                                  Certain Persons in the Transactions" and
                                                  "THE MERGER AGREEMENT--Conditions to the
                                                  Merger."

  4  TERMS OF THE TRANSACTION.

     (a)........................................  "SUMMARY," "SPECIAL FACTORS--General" and
                                                  "SPECIAL FACTORS--Purpose and Structure of
                                                  the Transactions."

     (b)........................................  "SPECIAL FACTORS--Interests of Certain
                                                  Persons in the Transactions."

  5  PLANS OR PROPOSALS OF THE ISSUER OR
     AFFILIATE.

     (a)-(e)....................................  "SUMMARY," "SPECIAL FACTORS--Background of
                                                  the Merger," "SPECIAL FACTORS--Purpose and
                                                  Structure of the Transactions," "SPECIAL
                                                  FACTORS--Plans for the Company after the
                                                  Merger" and "SPECIAL FACTORS--Certain
                                                  Effects of the Transactions."

     (f)-(g)....................................  "SPECIAL FACTORS--Certain Effects of the
                                                  Transactions."

     ITEM NUMBER AND CAPTION                       LOCATION IN SCHEDULE 14A PROXY STATEMENT
     -----------------------                      -------------------------------------------
  6  SOURCE AND AMOUNT OF FUNDS OR OTHER
     CONSIDERATION.

     (a)........................................  "SPECIAL FACTORS--Financing of the Merger."

     (b)........................................  "SPECIAL FACTORS--Fees and Expenses."

     (c)........................................  "SPECIAL FACTORS--Financing of the Merger."

     (d)........................................  Not applicable.

  7  PURPOSE(S), ALTERNATIVES, REASONS AND
     EFFECTS.

     (a),(c)....................................  "SPECIAL FACTORS--Background of the
                                                  Merger," "SPECIAL FACTORS--Purpose and
                                                  Structure of the Transactions" and "SPECIAL
                                                  FACTORS--Plans for the Company After the
                                                  Merger."

     (b)........................................  Not applicable.

     (d)........................................  "SPECIAL FACTORS--Plans for the Company
                                                  after the Merger," "SPECIAL FACTORS--
                                                  Certain Tax Consequences" and "SPECIAL
                                                  FACTORS--Certain Effects of the
                                                  Transactions."

  8  FAIRNESS OF THE TRANSACTION.

     (a), (b), (e)..............................  "SPECIAL FACTORS--Background of the
                                                  Merger," "SPECIAL FACTORS--Recommendation
                                                  of the Special Committee and the Board;
                                                  Fairness of the Transactions" and "SPECIAL
                                                  FACTORS--Opinion of Special Committee's
                                                  Financial Advisor."

     (c)........................................  "THE SPECIAL MEETING--Required Vote."

     (d)........................................  Not applicable.

     (f)........................................  Not applicable.

  9  REPORTS, OPINIONS, APPRAISALS AND CERTAIN
     NEGOTIATIONS.

     (a)-(b)....................................  "SPECIAL FACTORS--Background of the
                                                  Merger," "SPECIAL FACTORS--Recommendation
                                                  of the Special Committee and the Board;
                                                  Fairness of the Transactions" and "SPECIAL
                                                  FACTORS--Opinion of Special Committee's
                                                  Financial Advisor."

     (c)........................................  Annex C.

     ITEM NUMBER AND CAPTION                       LOCATION IN SCHEDULE 14A PROXY STATEMENT
     -----------------------                      -------------------------------------------
 10  INTEREST IN SECURITIES OF THE ISSUER.

     (a)........................................  "SPECIAL FACTORS--Interests of Certain
                                                  Persons in the Transactions" and "STOCK
                                                  OWNERSHIP."

     (b)........................................  *

 11  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS    "SPECIAL FACTORS--Background of the
     WITH RESPECT TO THE ISSUER'S SECURITIES.     Merger," "SPECIAL FACTORS--Purpose and
                                                  Structure of the Transactions," "SPECIAL
                                                  FACTORS--Plans for the Company after the
                                                  Merger," "SPECIAL FACTORS--Interests of
                                                  Certain Persons in the Transactions,"
                                                  "SPECIAL FACTORS--Financing of the Merger,"
                                                  "SPECIAL FACTORS--Fees and Expenses," and
                                                  "THE MERGER AGREEMENT."

 12  PRESENT INTENTION AND RECOMMENDATION OF
     CERTAIN PERSONS WITH REGARD TO THE
     TRANSACTION.

     (a)-(b)....................................  "SPECIAL FACTORS--Background of the
                                                  Merger," "SPECIAL FACTORS--Recommendation
                                                  of the Special Committee and the Board;
                                                  Fairness of the Transactions" and "SPECIAL
                                                  FACTORS--Interests of Certain Persons in
                                                  the Transactions."

 13  OTHER PROVISIONS OF THE TRANSACTION.

     (a)........................................  "SPECIAL FACTORS--Rights of Dissenting
                                                  Stockholders" and Annex B.

 14  FINANCIAL INFORMATION.

     (a)........................................  "SELECTED CONSOLIDATED FINANCIAL DATA OF
                                                  THE COMPANY" and the Financial Statements
                                                  attached to the Proxy Statement.

     (b)........................................  Not applicable.

 15  PERSONS AND ASSETS EMPLOYED, RETAINED OR
     UTILIZED.

     (a)........................................  Not applicable.

     (b)........................................  "SPECIAL FACTORS--Recommendation of the
                                                  Special Committee and the Board; Fairness
                                                  of the Transactions," "SPECIAL FACTORS--
                                                  Opinion of Special Committee's Financial
                                                  Advisor," "SPECIAL FACTORS--Financing of
                                                  the Merger" and "SPECIAL FACTORS--Fees and
                                                  Expenses."

     ITEM NUMBER AND CAPTION                       LOCATION IN SCHEDULE 14A PROXY STATEMENT
     -----------------------                      -------------------------------------------
 16  ADDITIONAL INFORMATION.....................  Reference is hereby made to the Preliminary
                                                  Proxy Statement, a copy of which is
                                                  incorporated by reference as Exhibit (d)(8)
                                                  herein, which is incorporated in its
                                                  entirety by reference herein.

 17  MATERIAL TO BE FILED AS EXHIBITS.

     (d)(8).....................................  Reference is hereby made to the Preliminary
                                                  Proxy Statement, a copy of which is
                                                  incorporated by reference as Exhibit (d)(8)
                                                  herein, which is incorporated in its
                                                  entirety by reference herein.

     (e)........................................  Annex B to the Preliminary Proxy Statement
                                                  is incorporated herein by reference.


------------------------

*   Omitted because the Item is not required by Schedule 14A.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO TRANSACTION.

    (a) Reference is made to the information set forth on the Cover Page of the Proxy Statement, which information is incorporated herein by reference.

    (b) The information set forth in "SUMMARY" and "THE SPECIAL MEETING--Record Date; Voting Rights" of the Proxy Statement are incorporated herein by reference.

    (c)-(d) The information set forth in "MARKET PRICE DATA AND DIVIDENDS" of the Proxy Statement is incorporated herein by reference.

    (e)     Not applicable.

    (f)     Omitted because the Item is not required by Schedule 14A.

ITEM 2. IDENTITY AND BACKGROUND.


    (a)-(c) This Statement is being filed by (i) Gleason Corporation, the issuer of the class of securities which is the subject of this Rule 13e-3 transaction, and (ii) Torque Acquisition Co., L.L.C., James S. Gleason, David J. Burns, John J. Perrotti, John J. Perrotti as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act, John J. Perrotti as Custodian for Christine J. Perrotti under the New York Uniform Gift to Minors Act, Edward J. Pelta, John W. Pysnack and Gary J Kimmet. The information set forth in "INFORMATION CONCERNING THE COMPANY" and "INFORMATION CONCERNING VESTAR, ACQUISITION COMPANY, MERGER SUBSIDIARY AND CERTAIN AFFILIATES" is incorporated herein by reference.


    (e)-(g) During the last five years, neither Acquisition Company nor the Company nor, to the best knowledge of Acquisition Company and the Company, any of their affiliates, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.


    (a)-(b) The information set forth in "SUMMARY," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Purpose and Structure of the Transactions," "SPECIAL FACTORS--Plans for the Company after the Merger," "SPECIAL FACTORS--Interests of Certain Persons in the Transactions" and "THE MERGER AGREEMENT--Conditions to the Merger" is incorporated herein by reference.


ITEM 4. TERMS OF THE TRANSACTION.

    (a) The information set forth in "SUMMARY," "SPECIAL FACTORS--General" and "SPECIAL FACTORS--Purpose and Structure of the Transactions" of the Proxy Statement is incorporated herein by reference.

    (b) The information set forth in "SPECIAL FACTORS--Interests of Certain Persons in the Transactions" of the Proxy Statement is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


    (a)-(e)  The information set forth in "SUMMARY," "SPECIAL
             FACTORS--Background of the Merger," "SPECIAL FACTORS--Purpose and Structure of the Transactions," "SPECIAL

             FACTORS--Plans for the Company after the Merger" and "SPECIAL
             FACTORS--Certain Effects of the Transactions" of the Proxy Statement is incorporated herein by reference.


    (f)-(g) The information set forth in "SPECIAL FACTORS--Certain Effects of the Transactions" of the Proxy Statement is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


    (a),(c) The information set forth in "SPECIAL FACTORS--Financing of the Merger" of the Proxy Statement is incorporated herein by reference.


    (b) The information set forth in "SPECIAL FACTORS--Fees and Expenses" of the Proxy Statement is incorporated herein by reference.

    (d)     Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.


    (a),(c) The information set forth in "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Purpose and Structure of the Transactions" and "SPECIAL FACTORS--Plans for the Company after the Merger" of the Proxy Statement is incorporated herein by reference.


    (b)     Not applicable.


    (d) The information set forth in "SPECIAL FACTORS--Plans for the Company after the Merger," "SPECIAL FACTORS--Certain Tax Consequences" and "SPECIAL FACTORS--Certain Effects of the Transactions" of the Proxy Statement is incorporated herein by reference.


ITEM 8. FAIRNESS OF THE TRANSACTION.


(a),(b),(e) The information set forth in "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Recommendation of the Special Committee and the Board; Fairness of the Transactions" and "SPECIAL FACTORS--Opinion of Special Committee's Financial Advisor" of the Proxy Statement is incorporated herein by reference.


      (c) The information set forth in "THE SPECIAL MEETING--Required Vote" of the Proxy Statement is incorporated herein by reference.

      (d)  Not applicable.

      (f)  Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.


    (a)-(b) The information set forth in "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Recommendation of the Special Committee and the Board; Fairness of the Transactions" and "SPECIAL FACTORS--Opinion of Special Committee's Financial Advisor" of the Proxy Statement is incorporated herein by reference.


    (c) The information set forth in Annex C of the Proxy Statement is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

    (a) The information set forth in "SPECIAL FACTORS--Interests of Certain Persons in the Transactions" and "STOCK OWNERSHIP" of the Proxy Statement is incorporated herein by reference.

    (b)     Omitted because Item not required by Proxy Statement.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.


           The information set forth in "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Purpose and Structure of the Transactions," "SPECIAL FACTORS--Plans for the Company after the Merger," "SPECIAL FACTORS--Interests of Certain Persons in the Transactions," "SPECIAL FACTORS--Financing of the Merger," "SPECIAL FACTORS--Fees and Expenses" and "THE MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.


ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.


    (a) The information set forth in "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Recommendation of the Special Committee and the Board; Fairness of the Transactions" and "SPECIAL FACTORS--Interests of Certain Persons in the Transactions" of the Proxy Statement is incorporated herein by reference.


ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.


    (a) The information set forth in "SPECIAL FACTORS--Rights of Dissenting Stockholders" and Annex B of the Proxy Statement is incorporated herein by reference.


    (b),(c) No provision has been made by the Company to allow unaffiliated security holders to obtain access to corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

    (c)     Not applicable.

ITEM 14. FINANCIAL INFORMATION.


    (a) The financial information set forth in "SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY" and the Financial Statements attached to the Proxy Statement is incorporated herein by reference.


    (b)     Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

    (a)     Not applicable.


    (b) The information set forth in "SPECIAL FACTORS--Recommendation of the Special Committee and the Board; Fairness of the Transactions," "SPECIAL FACTORS--Opinion of Special Committee's Financial Advisor," "SPECIAL FACTORS--Financing of the Merger" and "SPECIAL FACTORS--Fees and Expenses" of the Proxy Statement is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.


           Reference is hereby made to the Preliminary Proxy Statement, a copy of which is incorporated by reference as Exhibit (d)(8) herein, which is incorporated in its entirety by reference herein.


ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.


    (d)(8) Reference is hereby made to the Preliminary Proxy Statement, a copy of which is incorporated by reference as Exhibit (d)(8) herein, which is incorporated in its entirety by reference herein.



    (e) Annex B to the Preliminary Proxy Statement is incorporated herein by reference.

                                   SIGNATURE

    After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2000         GLEASON CORPORATION

                                By:  /s/ EDWARD J. PELTA
                                     -----------------------------------------
                                     Name: Edward J. Pelta
                                     Title: Vice President, General Counsel and
                                            Secretary

                                /s/ JAMES S. GLEASON
                                ---------------------------------------------
                                James S. Gleason

                                /s/ DAVID J. BURNS
                                ---------------------------------------------
                                David J. Burns

                                /s/ JOHN J. PERROTTI
                                ---------------------------------------------
                                John J. Perrotti

                                /s/ JOHN J. PERROTTI
                                ---------------------------------------------
                                John J. Perrotti,
                                as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act

                                /s/ JOHN J. PERROTTI
                                ---------------------------------------------
                                John J. Perrotti,
                                as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act

                                /s/ EDWARD J. PELTA
                                ---------------------------------------------
                                Edward J. Pelta

                                /s/ JOHN W. PYSNACK
                                ---------------------------------------------
                                John W. Pysnack

                                /s/ GARY J. KIMMET
                                ---------------------------------------------
                                Gary J. Kimmet

                                TORQUE ACQUISITION CO., L.L.C.

                                By:  /s/ SANDER M. LEVY
                                     -----------------------------------------
                                     Name: Sander M. Levy
                                     Title: President

                                 EXHIBIT INDEX


EXHIBIT NO.             DESCRIPTION
-----------             -----------
 (d)(8)                 Reference is hereby made to the Preliminary Proxy Statement, a copy of which is incorporated by reference as
                        Exhibit (d)(8) herein, which is incorporated in its entirety by reference herein.

 (e) Annex B to the Preliminary Proxy Statement is incorporated herein by reference.